  Exhibit 99.1

Auryn Identifies Significant Copper Mineralization at New Prospect Near Sombrero

Vancouver, British Columbia – January 7, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) has identified a significant zone of oxide copper mineralization over a 1.2-kilometer strike length and 500-meter width. It is located about 12 kilometers south of Sombrero at the Milpoc prospect (Figure 1). Rock samples have returned copper – oxide mineralization grades ranging from 0.1% – 8.45% and silver grades ranging from 0.06 g/t - 101 g/t (Table 1).

The stratiform mineralization identified at Milpoc is hosted within red bed sediments of the Casapalca formation and is the first mineralization observed stratigraphically above the Ferrobamba formation. The Ferrobamba hosts the known high-grade copper – gold exo-skarn mineralization at the Sombrero project to the north. This mineralization is preferentially hosted in highly porous sandstone units that typically have a thickness of 10 – 30 centimeters and there are numerous mineralized beds that occur over a 100-meter thickness within the sedimentary sequence.

In addition, the Ferrobamba limestone observed adjacent to the Casapalca formation is characterized by jasperoid silica bodies that are consistent with a distal signature to an intrusive or underlying skarn body at depth (Figure 2). Auryn will continue to evaluate the Milpoc prospect through magnetic surveying in an effort to identify the potential source area of the mineralization.

A Message from Michael Henrichsen, C.O.O. and Chief Geologist:

“The high-grade copper-oxide and silver mineralization at Milpoc represents another opportunity within the Sombrero district to discover an additional intrusive center that could be related to skarn and porphyry mineralization. Our technical group continues to discover new styles of mineralization in different formations that we feel demonstrate a very high level of mineral endowment within this newly-emerging district.”

Table 1:

Milpoc Rock Samples*
Sample	Cu (%)	Ag (ppm)
W654645	8.75	101
W647834	5.55	52.7
W647830	4.95	51
W654649	3.70	41
W647829	2.79	53
W647774	2.54	51
W647833	1.90	37.5
W647828	1.80	49.4
W654647	1.71	27.4
W654650	1.10	36.8
W647832	0.46	0.39
W647765	0.39	0.08
W654641	0.33	1.57
W647835	0.31	9.85
W647831	0.29	0.25
W654643	0.26	13.3
W654646	0.20	2.28
W647772	0.11	0.06
* Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assays were repeated with ore grade four acid digest method (Cu-OG62). QA/QC programs for 2018 rock samples using lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. These samples were collected in a non-representative manner. The mineralization may not be reflective of the underlying system.

Figure 1:

Sombrero Project: Milpoc Prospect

AURYN RESOURCES

Stratiform Copper Oxide in Casapalca formation

Sombrero North
Sombrero South

Good Lucky
Nioc
Sombrero Main
Milpoc prospect
N
5 km
Legend
Auryn Claims
Geology
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Intrusive Porphyritic
Intrusive Equigranular

Figure 1 illustrates the position of the Milpoc license located 12 kilometers to the south of the Sombrero Main target area. The license is characterized as an erosional window through volcanic cover with high-grade stratiform copper-oxide mineralization with porous sandstone units within the Casapalca formation. The two stars within the license area represent the mineralized areas.

Figure 2:

Milpoc Prospect: Structural Controls on Mineralization

Copper
Silver
Section 1
Cu, Ag
Section 2
Cu, Ag
Cu 1.80 %
Cu 1.10 %
1 km
Legend
Geology
Rocks Cu %
< 0.05
0.1 - 0.2
0.2 - 0.5
0.5 - 1
Rocks Ag ppm
1 - 10
A
A"
Magmatic
Source

Figure 2 illustrates the distribution of both copper-oxide and silver mineralization within the Milpoc licences. Stratiform mineralization occurs over an area approximately 1.2 kilometers by 500 meters and is primarily located within highly porous sandstone units within the Casapalca formation, which is situated above the Ferrobamba limestone. The cross-section at the bottom of the figure illustrates a conceptual model for the mineralization where a buried intrusive body would represent the source area for the mineralization observed on surface.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising approximately 100,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.